Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

		For the Years Ended December 31,									Nine Months Ended September 30,
TITLE		2007	2008		2009		2010		2011		2011		2012
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$1,654.0	$(1,153.0)	(1)	$1,199.0	(1)	$822.0	(1)	$1,458.0	(1)	$1,042.0	(1)	$737.0	(1)
(B)	Noncontrolling interests, net of taxes	(24.0)	(3.0)		(18.0)		(21.0)		(14.0)		(10.0)		(8.0)
(C)	Fixed charges excluding capitalized interest	552.8	648.2		780.6		718.8		680.7		503.2		604.4
(D)	Amortization of previously capitalized interest	27.2	30.0		31.3		30.4		29.2		22.0		18.2
(E)	Equity in undistributed earnings of affiliates	(10.7)	—	(1)	—	(1)	—	(1)	—	(1)	—	(1)	—	(1)
(F)	Distributed income of equity investees	—	73.0		51.0		33.0		85.6		85.6		—
(G)	Earnings (loss) from continuing operations before income taxes and fixed charges	$2,199.3	$(404.8)		$2,043.9		$1,583.2		$2,239.5		$1,642.8		$1,351.6
Fixed Charges
(H)	Interest and amortization of debt expense	$487.0	$572.5		$702.3		$643.4		$602.0		$444.0		$538.0
(I)	Interest factor attributable to rentals	55.4	65.8		72.0		69.9		73.3		55.2		62.1
(J)	Preferred dividends of subsidiaries	10.4	9.9		6.3		5.5		5.4		4.0		4.3
(K)	Capitalized interest	29.9	27.5		12.1		14.0		21.6		13.7		28.8
(L)	Total fixed charges	$582.7	$675.7		$792.7		$732.8		$702.3		$516.9		$633.2
(M)	Ratio of earnings to fixed charges	3.77			2.58		2.16		3.19		3.18		2.13
(N)	Deficiency in earnings necessary to cover fixed charges		$(1,080.5)

(1) Beginning in 2008, earnings from continuing operations are reported before equity earnings. Therefore, equity earnings are no longer adjusted out of the total in Line E.
NOTE:    Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.